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                             September 1, 2021

       Xiong Luo
       Chief Executive Officer
       Sino Green Land Corp.
       10/F, Tower A, Manulife Financial Centre, 223-231
       Wai Yip Street, Kwan Tong
       Kowloon, Hong Kong

                                                        Re: Sino Green Land
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed August 30,
2021
                                                            File No. 000-53208

       Dear Mr. Luo:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G filed August 30, 2021

       Introductory Comment, page 3

   1. We note your amended disclosure that you do "not use variable interest entities in [your]
                                                        corporate structure."
State, if true, that you will not use variable interest entities to execute your business
plan in the future nor will you acquire a company that uses or may use a variable interest
entity structure to conduct China-based operations. Alternatively, acknowledge your
potential use of such structure and disclose prominently that your potential
organizational structure, to be developed in connection with your business plan,
                                                        could involve unique
risks to investors. Explain that the entity in which investors may hold their interest may
not be the entity or entities through which the company's
                                                        operations may be
conducted in Hong Kong or China, if true. Discuss how this type of corporate structure may
affect investors and the value of their investment, including how
 Xiong Luo
Sino Green Land Corp.
September 1, 2021
Page 2
      and why the contractual arrangements, to the extent you use them, may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your potential structure, which would likely result in a material change in your contemplated operations and/or value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless. Please make conforming changes throughout the registration statement.
2.    We note your amended disclosure that    most of [y]our assets and
operations are, and will
      be, located outside of the United States, specifically in Hong Kong and that your "future expansion or acquisition in [the plastic recycling] industry will be focused in the Asia region." Please revise your disclosure to clearly state whether your intent to operate in
      Asia includes the possibility that you will have China-based operations. Please make conforming changes throughout the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                            Sincerely,
FirstName LastNameXiong Luo
                                                            Division of
Corporation Finance
Comapany NameSino Green Land Corp.
                                                            Office of Trade &
Services
September 1, 2021 Page 2
cc:       Jackson Morris
FirstName LastName